NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 19, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 05, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between DPCM Capital, Inc and D-Wave Quantum Inc., became effective on August 05, 2022. Each Unit, each consisting of one share of Class A common stock and one-third of one redeemable warrant, of DPCM Capital, Inc., was automatically seperated into the component securities, and, as a result, no longer trade as a separate security. Each Class A Common Stock of DPCM Capital, Inc. was converted into the right to receive 1.4541326 Common Stock of D-Wave Quantum Inc. and each Warrant, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50, was converted into the right to receive one Warrants, each whole warrant exercisable for 1.4541326 Common Stock at an exercise price of $11.50, of D-Wave Quantum Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 08, 2022.